Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Nos. 333-40434, 333-52334, and 333-98219) on Form S-8 of Edwards Lifesciences Corporation of our report dated June 14, 2019, with respect to the statements of net assets available for benefits of Edwards Lifesciences Technology SARL Retirement Savings Plan as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule as of December 31, 2018, appearing in this Annual Report (Form 11-K) of Edwards Lifesciences Technology SARL Retirement Savings Plan.

/s/ Moss Adams LLP
Denver, Colorado
June 14, 2019